                                                           File Number 70-9321


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No. 1

to

Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

CNG INTERNATIONAL CORPORATION
Two Fountain Square, Suite 600
11921 Freedom Drive
Reston, Virginia 20190-5608

Consolidated Natural Gas Company, a registered holding company, is the parent of the other party

Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

       2                                              File Number 70-9321

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1

to

FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935



Item 1. Description of Proposed Transaction
        ___________________________________


I. PRIOR CNG INTERNATIONAL AUTHORIZATIONS

	By order dated May 30, 1996, HCAR No. 26523, File No. 70-8759, the Securities and Exchange Commission ("Commission" or "SEC") authorized Consolidated Natural Gas Company ("CNG"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), to form CNG International Corporation ("CNG International"), to directly or through intermediary companies acquire interests in exempt wholesale generators (EWGs") outside the United States and foreign utility companies ("FUCOs") as such terms are respectively defined in Sections 32 and 33 of the Act. CNG was also authorized under such order to provide CNG International with certain credit support with respect to its investments. Jurisdiction was retained over the applicant's request to invest up to $300 million(1) in Foreign Energy Activities(2).
_______________

(1) All dollar amounts are in U.S. currency unless otherwise noted.

(2) "Foreign Energy Activities" is defined in the May 30, 1996 order as (i) the sale and servicing of energy equipment; (ii) gas transmission and storage;
(iii) gas exploration and production; (iv) brokering and marketing of electricity, gas and other energy commodities,; (v) services related to the foregoing; (vi) energy consulting in foreign energy markets; and (vii) administrative, technical, construction, operating, maintenance, and other management services to nonassociates with respect to their foreign operations.

	Through various orders in 1996 and 1997(3) in the proceeding at File No. 70-8759, the Commission released jurisdiction over proposed investments by CNG International in natural gas pipelines in South America and Australia. To date CNG International has made the following investments in Foreign Energy Activities pursuant to such authorizations.

	Epic Energy initial acquisition of pipelines       $ 38,731,000
	Acquisition of Alinta Pipeline                     $143,105,000
                                                        ______________
		Total                                         $181,836,000

Request for other authorizations in the proceeding under File No. 70-8759 are not affected by this filing and would continue after any order that may be issued pursuant to this proceeding.

	CNG and CNG International now seek expanded authority to engage in certain foreign gas related activities. Specifically, the applicants request that (i)
CNG International, directly or through subsidiaries, be permitted through December 31, 2003 to invest up to $750 million to acquire in areas outside the United States interests in non-FUCO or non-EWG entities engaged in activities permitted under Section 2(a) of the Gas Related Activities Act of 1990 ("GRAA") and activities specified in Section 2(b) of the GRAA and approved by order of the Commission under Section 9 and 10 of the Act (collectively "Gas

----------

(3) HCAR No. 26595, dated October 25, 1996; HCAR No. 26608, dated November 12, 1996; and HCAR No. 26824, dated February 12, 1998.

Related Activities"), (ii) CNG International and its subsidiaries be allowed to make investments in such entities that are organized to participate in activities involving the transportation or storage of natural gas within the meaning of Section 2(a) of the GRAA without any additional prior approval of the Commission, and (iii) CNG and CNG International be authorized to enter into guarantees and provide other credit support for obligations of CNG International or its subsidiaries up to an aggregate amount not exceeding (y) $750 million in the case of non-FUCO or non-EWG entities engaged in Gas Related Activities, and (z) one-half of CNG's consolidated retained earnings, less the amount of guarantees and credit support previously given and outstanding on behalf of FUCOs and EWGs, in the case of FUCOs and EWGs(4).

II. INCREASE IN AUTHORIZED INVESTMENT AMOUNT TO $750 MILLION

CNG International was authorized in the May 30, 1996 order to invest up to $300 million in entities engaged in certain gas related activities and to make guarantees and provide other credit support to FUCOs and EWGs not to exceed $300 million. As in the earlier proceeding under File No. 70-8759, CNG and CNG International propose that CNG International be authorized to identify, evaluate and engage in Gas Related Activities in the foreign sector. The total amount of investments made pursuant to the authorization granted in this proceeding would not exceed $750 million.

_______________
(4) CNG International has minority interests in the following FUCOs: (i) The Latin America Energy and Electricity Fund I, L.P. and (ii) Camuzzi Gas Pampeana S.A., Camuzzi Gas del Sur, and Empresa Distribuidora de Energia Atlantica S.A. in Argentina. CNG International has no interests in EWGs.

	It has been CNG International's experience that an amount such as the $300 million in the May 30, 1996 order can be consumed over a relatively short period of time. $39.2 million of this original authorization has already been used to acquire interests in Epic pursuant to the supplemental order of November 19, 1996. $143.1 million was allocated to acquisition of interests in the Alinta pipeline. There is currently pending in the proceeding under File No. 70-8759 an application for release of jurisdiction over $95 million in order to acquire interests in the Gas Transmission Corporation pipeline in Victoria, Australia. In order for CNG International to remain a viable participant in foreign energy related markets, it is essential for it to have sufficient dollar amount authorization in order to take advantage of investment opportunities as they arise. Considering the size and financial stability of the CNG holding company system, management has determined that a $750 million authorization is reasonable.

	Investments in foreign ventures involve a variety of risks that are not necessarily present in the traditional, regulated public-utility industry. CNG has addressed these concerns in the first instance by staffing CNG International with experienced professionals who have worked extensively with international project development and financing. By seeking project partners, using project financing and limiting the size of any one investment, CNG acts to ensure that the risks associated with foreign ventures do not adversely affect the financial strength of the CNG system. In addition, CNG has established comprehensive procedures to identify and limit or mitigate the risks that may be associated with a specific project.

	Every investment opportunity pursued by CNG is subject to a series of formal reviews to ensure that the project satisfies the Company's standards for investment. The process begins with the identification of an investment opportunity. An analysis of the host country focuses on the political and economic stability of the particular country, the government's commitment to energy services, the legal and regulatory framework for private investment, and the potential effect of local business practices with respect to long-term investment of private capital.

	CNG has developed a formula and process for evaluating prospective CNG International investments in foreign countries. The so-called "hurdle rate" study assesses the additional risks of operating in a foreign business environment and the uncertainty of projects in the development and construction stages, or with complex or new technology.

	The required rate of return or "hurdle rate" is calculated for high and low commercial risk projects in the foreign country. Higher rates are applied to projects in the development and construction phases. Tables are then prepared showing each country and the appropriate hurdle rates for each project stage. The tables are revised on a periodic basis to reflect changes in the country risk premiums, and to include countries where CNG International is actively developing projects.

	The hurdle rate table is then used to screen potential projects. If the expected market rate is below the hurdle rate, the project can be rejected or income enhancements can be sought to boost the expected return on the project. After the project passes the initial screening process, a more intensive review of the project and the country is undertaken. The hurdle rate is further refined to take into account the risk profile of the project. For example, the rate may be reduced if it is possible to (i) purchase political risk insurance from the Overseas Private Investment Corporation, a U.S. Government agency, or the Multilateral Investment Guarantee Agency, a World Bank unit, or (ii) obtain sovereign guarantees from the host government for any of the project contracts or for foreign exchange availability. The rate may also be modified upward or downward if a detailed review forecasts a significant change in the fundamental economic or political conditions of the country.

	Once project development is undertaken, milestones are established and the project team monitors the major technical, financial, commercial and legal risks associated with the project and the management of those risks.

	In addition, each project is subjected to increasing levels of management review. Depending on the amount of the potential exposure to the CNG system, a project must be approved by the Chairman and Chief Executive Officer, the Chief Financial Officer, and by the full board of directors of CNG.

	In September of 1996, CNG's board of directors established a CNG International Committee, the members of which consist of at least three non-employee directors. The committee meets at least four times per year and reviews and takes action on matters concerning CNG International. The committee oversees generally the business of CNG International, and advises, consults and otherwise constructively supports it. Further, the committee assists in the selection of prospective projects and investments, and assists in screening projects prior to their recommendation to the board for investment. The committee also challenges management with ideas and questions about CNG International, and provides counsel to the board with respect to international investments.

	Significantly, this internal review process is largely duplicated by the lenders who provide debt financing for a foreign project, since repayment of the debt will depend, in the first instance, on the success of the project. Project debt documents typically require the establishment of debt service and other funded reserves.

	CNG specifically undertakes that it will not seek recovery through higher rates to the CNG system operating companies' customers to compensate it for any possible loss that it might sustain by reason of the proposed foreign Gas Related Activities, or for any inadequate returns on such foreign Gas Related Activities.

	CNG has been providing, and will continue to provide, copies of filings in this matter to its state regulators. There has been no adverse comment from those regulators.

III. ELIMINATION OF NEED FOR CASE-BY-CASE APPROVAL OF INVESTMENTS IN GAS TRANSMISSION AND STORAGE ENTITIES

	In its order dated October 25, 1996 in the proceeding under File No. 70-8759, HCAR No. 26595, the Commission found that investments by CNG in foreign gas pipeline projects "constitute entry into the business of transportation of natural gas subject to section 2(a) of the GRAA. Thus, these acquisitions were deemed to satisfy the requirements of section 11(b)(1) of the Act.

	With the clear precedent of this decision, it is unnecessary to keep CNG International "on a leash" to have to continue to go back to the Commission for approval of each additional investment it desires to make in a foreign pipeline or storage business which may not otherwise be exempt under the Act. Particularly with the adoption by the Commission on February 14, 1997 of Rule 58, HCAR No. 26667, there appears no logical basis for continuing to distinguish by geography as between investments in Section 2(a) types of GRAA activities. Good foreign pipeline and storage investment opportunities can arise quickly in the increasingly competitive international energy marketplace; CNG International should have the ability to effectively respond to the same without the need to go through the time consuming process of obtaining additional regulatory approval for each case.


IV. GUARANTEES

	Authority is requested for CNG, CNG International and its subsidiaries involved in the investments in EWGs, FUCOs and foreign Gas Related Activities to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries to third parties as may be needed and appropriate to enable them to execute the transactions and to carry on in the ordinary course of their respective businesses. Credit Support may be in the form (among others) of guarantee of payment of a subsidiary capital contribution obligation or of a debt obligation issued by a subsidiary. Fixed income securities being guaranteed would not have a maturity in excess of 50 years, nor an effective cost of money in excess of 500 basis points over 30 year term U.S. Treasury securities. Any fees, commissions, penalties and expenses in connection with the underlying obligation would not exceed fair, reasonable and customary fees, commissions, penalties and expenses comparable to those incurred at arms-length in similar transactions by similar companies in the relevant securities markets.

	The maximum aggregate limit on all such credit support with respect to EWGs and FUCOs will be an amount equal to 50% of CNG's consolidated retained earnings, less the amount of guarantees and credit support previously given and outstanding on behalf of investments in EWGs and FUCOs.(5) The maximum aggregate limit on all such credit support with respect to foreign Gas Related Activities will be $750 million at any one time outstanding. The $750 million in guarantees and other credit support is in addition to the intra-company financing authority requested elsewhere herein.

V. FINANCING

	CNG International will carry on the proposed activities for which authorization is requested herein through one or more special-purpose subsidiary or associate companies, partnerships, limited liability companies, joint ventures or other entities (depending upon the legal and regulatory requirements of the particular project), including those to be formed with unrelated persons or entities for the sole purpose of consummating the proposed transactions.

__________

(5) This is similar to the authorization given New England Electric System in HCAR No. 26792, June 10, 1997.

	CNG International will obtain funds for its subsidiaries (which subsidiaries are likely to obtain such funds in essentially mirror financing arrangements) to engage in the proposed transactions by (i) selling shares of its common stock, $10,000 par value per share ("Common Stock"), to CNG, (ii) open account advances as described below, or (iii) long-term loans from CNG, in any combination thereof. The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of CNG in the forms listed.

	Open account advances may be made to CNG International on a revolving basis to provide working capital and to finance the activities authorized by the Commission. Open account advances will be made under letter agreement with CNG International and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as CNG's weighted average effective rate for commercial paper and/or revolving credit borrowings. If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Only outstanding amounts of open account advances will be calculated against the $750 million cap on financing requested herein.

	CNG may make long-term loans to CNG International for the financing of its activities. Loans to CNG International shall be evidenced by long-term non-negotiable notes of CNG International (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to CNG's cost of funds for comparable borrowings. In the event CNG has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers
Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.

	It is anticipated that most subsequent intra-system financings among, and external financings of CNG International and its subsidiaries will be exempt pursuant to Rule 52 under the Act. However, there may arise the need to issue securities in a transaction with respect to which an exemptive rule under the Act might not apply. Such securities would encompass interests in partnerships, joint ventures or other entities, and other types of equity instruments regardless of preference with respect to, or conditional on, distributions of the issuer upon liquidation or otherwise. Fees, commissions and expenses expected to be incurred in connection with the issuance of such securities will not exceed (a) those amounts prescribed by statute or regulation, in the case of fees and/or expenses charged by governmental agencies; (b) cost, in the case of fees and/or expenses charged by CNG system associates; or (c) in all other cases, fair, reasonable and customary fees and commissions at market rates, comparable to those incurred in similar transactions by similar companies, and arrived at in a negotiated, competitive and/or arms-length manner. Fees, commissions and expenses of any underwriter that may be incurred with respect to such securities will not exceed those amounts generally paid at the time of pricing for sales of such securities issued by companies of comparable credit quality and having similar terms, conditions and features. CNG requests that the Commission reserve jurisdiction over the issuance of such additional types of securities. CNG also undertakes to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing such transactions. CNG further requests that each supplemental order be issued by the Commission without further time-consuming public notice.

	CNG will obtain the funds required for CNG International either through internal cash generation or from financings at the time authorized by the SEC. CNG requests that it be authorized to use proceeds obtained pursuant to its five year intrasystem financing authorization granted under HCAR No. 26500 (March 28, 1996) for investments in CNG International.

VI. INCREASE IN CAPITALIZATION OF CNG INTERNATIONAL

	CNG International has authorized capital of 30,000 shares of Common Stock, $10,000 par value per share, of which 21,555 shares are issued and outstanding.
In order to accommodate future financings including those requested herein, application is made under Section 6(a)(2) of the Act to amend CNG
International's certificate of incorporation to increase its Common Stock equity authorization to 200,000 shares of Common Stock, $10,000 par value per share. The issuance of such additionally authorized shares of Common Stock would allow CNG International to consummate additional equity financing for the purposes described herein and for other authorized or exempt transactions.

VII. COMPLIANCE WITH RULE 53

Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. CNG believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.

	Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings.(6) CNG's present investments in EWGs and FUCOs satisfies the 50% limitation, and the CNG system will not make any additional investments in EWGs and FUCOs from proceeds of authorized financings if such were to cause it to exceed that limitation, unless the Commission otherwise authorizes.

	CNG and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). The books and records of CNG's EWGs are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request.

	CNG owns less than 50% of the FUCOs in which it has invested. The books and records of such FUCOs are maintained according to the comprehensive body of accounting principles applicable in the respective countries in which such FUCOs operated. Material variations from GAAP in such books and records and related financial statements will be described and quantified upon the Commission's request. CNG undertakes to provide the Commission access to such books, records and financial statements, in English, as it may request.

______________
(6) The amount of the CNG limit remaining unused as of September 30, 1998 is calculated to be approximately $641,976,000.

It is anticipated that a minimal number of employees of CNG's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the CNG system, and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies, thereby satisfying Rule 53(a)(3).

All Form U-1 filings seeking authority to finance EWGs or FUCOs, together with related filings of Rule 24 and Item 9 of Form U5S (including Exhibits G and H thereof), have been, or will be, submitted to the public utility commissions of the states having jurisdiction over the rates of the public-utility companies in the CNG system, thereby satisfying Rule 53(a)(4).

	None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 2.  Fees, Commissions and Expenses
         ______________________________

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the subject proceeding will not exceed $25,000, including fees payable to Consolidated Natural Gas Service Company, Inc. for services on a cost basis (including costs of regularly employed counsel).


Item 3.  Applicable Statutory Provisions
         _______________________________

	The acquisition of interests in entities engaged in foreign Gas Related Activities are subject to sections 9(a), 10, 11, 32 of the Act and rule 54 thereunder, and the Gas Related Activities Act of 1990. Section 6(a)(2) is deemed applicable to the request for increased Common Stock authorization.
Section 12 and Rule 45 are deemed applicable to guarantees requested herein. Rule 16 would also apply in the event the ownership interest held by CNG International and its subsidiaries did not exceed 50% of the total equity interests in a project investment entity.

	In its order dated October 25, 1996, the Commission found that investments by CNG in foreign gas pipeline projects "constitute entry into the business of transportation of natural gas subject to section 2(a) of the GRAA. HCAR No. 26595. Thus, these acquisitions are deemed to satisfy the requirements of section 11(b)(1) of the Act.

	The other requirements of section 10 of the Act continue to apply. CNG submits that these requirements are met for the reasons set forth in post-effective amendment No. 3 in the proceeding at File No. 70-8759. Briefly stated, the proposed foreign Gas Related Activities requested herein are a necessary complement to the foreign utility activities authorized by the Energy Policy Act of 1992. Strategic benefits are anticipated to stem from CNG's participation in new energy markets. While investments in foreign pipeline projects may pose risks that do not arise in the domestic utility industry, these risks are not an absolute bar to foreign investment. Rather, as the Commission emphasized in its April 1, 1996 order, HCAR No. 26501, permitting the Southern Company to invest an amount equal to 100% of its consolidated retained earnings in exempt wholesale generators and foreign utility companies, there is a need for the registered holding company to establish procedures to identify and mitigate such risks. See also HCAR Nos. 26653 and 26864, dated January 24, 1997 and April 27, 1998, allowing Central and South West Corporation and American Electric Power Company, respectively, to also invest up to 100% of their consolidated retained earnings in EWGs and FUCOs.

	In this matter, as discussed previously, there are ample safeguards for consumer interests. The proposed transactions will be structured so that investors and not consumers will bear the risks that may be associated with these new ventures. As explained previously, CNG conducts a thorough review of any proposed investment, with a view toward risk management. The international operations will be conducted with the same prudence and sound business judgment that has resulted in CNG's present status as one of the country's most financially sound energy providers.

	The applicants request that the Commission reserve jurisdiction, pending completion of the record, over: (i) The investment by CNG, through CNG International, of up to $750 million in foreign Gas Related Activities, including the elimination of the need for any required case-by-case approval of investments which are not otherwise exempt under the Act; (ii) the provision by CNG, CNG International and its subsidiaries of credit support agreements aggregating no more than $750 million with third parties in connection with foreign Gas Related Activities; and (iii) the issuance by CNG International and its subsidiaries of securities to third parties that are not exempt from prior Commission review under Section 6(a) and 7 of the Act.



Item 4. Regulatory Approval
        ___________________


	The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the SEC).

Item 5.  Procedure
         _________


	It is hereby requested that the Commission issue its order with respect to the transactions proposed herein on or before March 15, 1999.

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements
         _________________________________


	The following exhibits and financial statements are made a part of this statement:


	(a)  Exhibits

	A-1     Certificate of Incorporation of CNG International.
	   (Incorporated by reference to Exhibit A-1 of Post-Effective Amendment No. 1, File No. 70-8759)

A-2     By-laws of CNG International.
        (Incorporated by reference to Exhibit A-2 of Post-Effective
         Amendment No. 1, File No. 70-8759)

	F       Opinion of counsel for CNG and CNG International
	        (To be filed by amendment)

	O       Draft of Notice.

	(b)  Financial Statements

The most recent balance sheet and income statement of CNG International as filed as part of the quarterly Rule 24 certificates of notification under File No. 70-8759 are hereby incorporated by reference.



Item 7.  Information as to Environmental Effects
         _______________________________________


	The proposed transactions do not involve major federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY

                                  By  D. M. Westfall

                                      Senior Vice President,
                                      Non-Regulated Business
                                      and Chief Financial Officer


                                  CNG INTERNATIONAL CORPORATION

                                  By  N. F. Chandler
                                      Its attorney




Date: January 25, 1999